Exhibit 99.1

October 6, 2010

Dear Shareholder,

You are cordially invited to attend the 2010 Annual Meeting of Shareholders of Allot Communications Ltd., to be held at Allot’s offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel on November 10, 2010, at 5:00 p.m. local time.

At the Annual Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders. Allot’s board of directors recommends that you vote FOR all of the proposals listed in the Notice. Management will also report on the affairs of Allot, and a discussion period will be provided for questions and comments of general interest to shareholders.

Whether or not you plan to attend the Annual Meeting, it is important that your ordinary shares be represented and voted at the Annual Meeting.  Accordingly, after reading the enclosed Notice of Annual Meeting of Shareholders and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided in accordance with the enclosed instructions.

We urge all of our shareholders to review our annual report on Form 20-F, which is available on our website at www.allot.com.

We look forward to greeting as many of you as can attend the meeting.

Sincerely, /s/ Shraga Katz Shraga Katz Chairman of the Board of Directors

ALLOT COMMUNICATIONS LTD.
____________________________________

Notice of Annual Meeting of Shareholders

22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel

Tel: +972-9-761-9200
____________________________________

NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Annual Meeting”) of shareholders of Allot Communications Ltd. (“Allot” or the “Company”) will be held on November 10, 2010, at 5:00 p.m. Israel time at our offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel. The Annual Meeting is being called for the following purposes:

1.
To reelect our Chairman of the board of directors of the Company (the “Board”), Shraga Katz, as a Class I director, to serve for a three-year term in accordance with the Company’s Articles of Association.

2.	To approve an amendment to the compensation plan of Shraga Katz, further to the approval of the compensation committee, audit committee and the Board.

3.	To approve the compensation plan of each of the Board members, Eyal Kishon, Shai Saul and Yigal Jacoby, further to the approval of the compensation committee, audit committee and the Board.

4.	To approve the grant of stock options to Yigal Jacoby, our Class III director, further to the approval of the compensation committee, audit committee and the Board.

5.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2010 and until the 2011 annual meeting of shareholders and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

6.	To report on the business of the Company for the fiscal year ended December 31, 2009, including a review of the 2009 financial statements.

7.	To act upon any other matters that may properly come before the Annual Meeting or any adjournment thereof.

i

Only shareholders of record at the close of business on October 1, 2010 (the “Record Date”) will be entitled to notice of, and to vote at, the Annual Meeting.

A proxy statement describing the various matters to be voted upon at the Annual Meeting along with a proxy card enabling shareholders to indicate their vote on each matter, will be mailed on or about October 6, 2010 to all shareholders entitled to vote at the Annual Meeting. Such proxy statement shall also be filed with the U.S. Securities and Exchange Commission under cover of a Form 6-K and will be available on the Company’s website www.allot.com.  Signed proxy cards must be received no later than twenty-four hours before the time fixed for the Annual Meeting or presented to the chairperson of the Annual Meeting at the time of the Annual Meeting in order for the proxy to be qualified to participate in the Annual Meeting.  Shareholders wishing to express their position on an agenda item for the Annual Meeting may do so by submitting a written statement to the Company’s office at the above address no later than October 8, 2010.

By Order of the Board of Directors, /s/ Shraga Katz Shraga Katz Chairman of the Board of Directors

Hod Hasharon, Israel
October 6, 2010

ii

ABOUT THE ANNUAL MEETING

Q:           When and where is the 2010 Annual Meeting of Shareholders being held?

A:
The Annual Meeting (the “Annual Meeting”) of shareholders of Allot Communications Ltd. (“Allot” or the “Company”) will be held on November 10, 2010, at 5:00 p.m. Israel time at our offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel.

Q:           Who can attend the Annual Meeting?

A:           Any shareholder may attend.

Q:           Who is entitled to vote?

A:	Only holders of record of ordinary shares at the close of business on October 1, 2010 (the “Record Date”) are entitled to vote at the Annual Meeting.

Joint holders of ordinary shares should note that, pursuant to Article 32.4 of the Company’s Articles of Association, the right to vote at the Annual Meeting will be conferred exclusively upon the senior among the joint owners attending the Annual Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

HOW TO VOTE YOUR SHARES

Q:           How do I vote?

A:
You may vote by mail.  You do this by completing your proxy card or voting instruction card and returning it in the enclosed, prepaid and addressed envelope.  If you return a signed card but do not provide voting instructions, your shares will be voted as recommended by the board of directors of the Company (the “Board”).

You may vote in person.  Ballots will be passed out at the Annual Meeting to anyone who wants to vote at the Annual Meeting.  If you choose to do so, please bring the enclosed proxy card or proof of identification. If your shares are held directly in your name, you may vote in person at the Annual Meeting.  However, if your shares are held in street name, you must first obtain a signed proxy from the record holder (that is, your bank, broker or other nominee) and bring it with you to the Annual Meeting.

Q:	What is the difference between holding shares as a shareholder of record and holding shares in “street name”?

A:
Many Allot shareholders hold their shares through a bank, broker or other nominee rather than directly in their own name.  As explained in this proxy statement, there are some distinctions between shares held of record and shares owned in “street name.”

Shareholders of Record

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record.  In such case, these proxy materials are being sent directly to you.  As the shareholder of record, you have the right to grant your voting proxy directly to Allot or to vote in person at the Annual Meeting.

Beneficial Owners

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner. If your shares are held in street name, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, the shareholder of record.  As the beneficial owner, you have the right to direct the bank, broker or nominee how to vote your shares for the Annual Meeting. You also may attend the Annual Meeting.  However, because you are not the shareholder of record, you may not vote these shares in person at the Annual Meeting, unless you first obtain a signed proxy from the record holder (that is, your bank, broker or other nominee) giving you the right to vote the shares.  Your bank, broker or nominee has enclosed a voting instruction card for you to use in directing the bank, broker or nominee regarding how to vote your shares.

Brokers who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners.  Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to the approval of non-routine matters, such as the adoption and approval of a merger.

Q:           Does Allot recommend I vote in advance of the Annual Meeting?

A:	Yes. Even if you plan to attend the Annual Meeting, Allot recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend our Annual Meeting.

Q:           Can I change my vote or revoke my proxy?

A:	Yes. You may change your proxy instructions at any time prior to the vote at the Annual Meeting. If you are a shareholder of record, you may do this by:

•	filing a written notice of revocation with the Secretary of the Company, delivered to the Company’s address above;

•	granting a new proxy card or new voting instruction card bearing a later date; or

•	attending the Annual Meeting and voting in person (attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically so request).

If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Q:           How are my votes cast when I submit a proxy vote?

A:
When you submit a proxy vote, you appoint Shraga Katz, Rami Hadar and Nachum Falek, or any of them, as your representative(s) at the Annual Meeting. Your shares will be voted at the Annual Meeting as you have instructed.

Upon the receipt of a properly submitted proxy card, which is received in time (by 5:00 p.m., Israel Time, on November 9, 2010, twenty-four hours prior to the Annual Meeting) and not revoked prior to the Annual Meeting or presented to the chairperson at the Annual Meeting, the persons named as proxies will vote the ordinary shares represented thereby at the Annual Meeting in accordance with the instructions indicated on the proxy card. The Company currently knows of no other matters to be submitted at the Annual Meeting other than as specified in the Notice of Annual Meeting of Shareholders included with this proxy statement. If any other business is properly brought before the Annual Meeting, however, it is the intention of the persons named as proxies to vote in respect thereof in accordance with their best judgment.

Q:           What does it mean if I receive more than one proxy card?

A:	It means that you have multiple accounts at the transfer agent and/or with brokers. Please sign and return all proxy cards to ensure that all of your shares are voted.

ABOUT THE VOTING PROCEDURE AT THE ANNUAL MEETING

Q:           What constitutes a quorum?

A:
To conduct business at the Annual Meeting, two or more shareholders must be present, in person or by proxy, representing not less than 25%, or 5,736,901, of the 22,947,602 ordinary shares outstanding as of the Record Date, that is, a quorum.

Ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists.  “Broker non-votes” are shares held in a street name by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote because the nominee does not have discretionary voting power with respect to a particular matter and has not received instructions from the beneficial owner on that particular matter.  On all matters considered at the Annual Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present.

Q:           What happens if a quorum is not present?

A:	If a quorum is not present, the Annual Meeting will be adjourned to the same day at the same time the following week.

Q:            How will votes be counted?

A:	Each outstanding ordinary share is entitled to one vote. The Company’s Articles of Association do not provide for cumulative voting.

Each proposed resolution requires that a simple majority of the ordinary shares of the Company voted in person or by proxy at the Annual Meeting on the matter presented for passage be voted “FOR” the adoption of the proposal.

On all matters considered at the Annual Meeting, abstentions and broker non-votes will not be treated as either a vote “FOR” or “AGAINST” the matter.

HOW TO FIND VOTING RESULTS

Q:           Where do I find the voting results of the Annual Meeting?

A:
We plan to announce preliminary voting results at the Annual Meeting and will publish the final results in a Form 6-K filed with the SEC promptly following the Annual Meeting. You may obtain a copy of the Form 6-K through any of the following means:

•	reviewing our SEC filings under the heading “SEC Filings” within the Investors section of our website at www.allot.com; or

•	reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of Allot’s ordinary shares, by (1) each person Allot believes to be the beneficial owner of more than 5.0% of our ordinary shares, and (2) all of the Company’s directors and executive officers as a group.  Each of our shareholders has identical voting rights with respect to his or her shares.  The information regarding beneficial ownership of our major shareholders is based, except as otherwise indicated in the footnotes to the table, upon their respective public filings with the U.S. Securities and Exchange Commission.

Except as otherwise indicated in the footnotes to the table, we believe that each shareholder named in the table has sole voting and investment power for the ordinary shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned (1)	Percentage of Ordinary Shares Beneficially Owned

Brookside Capital Fund(2)	3,426,638	14.9%
Tamir Fishman Ventures(3)	2,356,593	10.3%
Shai Saul(4)	2,356,593	10.3%
Zohar Zisapel(5)	2,292,319	10.0%
Diker Management(6)	2,160,061	9.4%
Yigal Jacoby(7)	1,398,172	6.0%
All directors and executive officers as a group	1,369,434	5.6%
______________________
(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from October 1, 2010 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 22,947,602 ordinary shares outstanding as of October 1, 2010.

(2)
Based on a Schedule 13G/A filed on February 16, 2010. Consists of 3,426,638 shares held by Brookside Capital Partners Fund, L.P., a Delaware limited partnership. Brookside Capital Investors, L.P., a Delaware limited partnership is the sole general partner of the Brookside Capital Partners Fund, L.P. Brookside Capital Management, LLC, a Delaware limited liability company, is the sole general partner of Brookside Capital Investors, L.P. Domenic J. Ferrante is the sole managing member of Brookside Capital Management, LLC. The address of the Brookside entities and the foregoing individual is 111 Huntington Avenue, Boston, Massachusetts 02199.

(3)
Based on a Schedule 13G/A filed on February 14, 2008. Consists of 1,165,014 shares held by Tamir Fishman Ventures II L.P., 804,842 shares held by Tamir Fishman Venture Capital II Ltd., 155,904 shares held by Tamir Fishman Ventures II (Israel) L.P., 138,310 shares held by Tamir Fishman Ventures II (Cayman Islands) L.P., 54,543 shares held by Tamir Fishman Ventures II CEO Funds (U.S.) L.P., 12,980 shares held by Tamir Fishman Ventures II CEO Funds L.P. and options to purchase 25,000 shares held by Shai Saul. Tamir Fishman Ventures II, LLC is the sole general partner of each of the foregoing limited partnerships and has management rights over the shares held by Tamir Fishman Venture Capital II Ltd. by virtue of a management agreement with Tamir Fishman Ventures II, LLC. The managing members of Tamir Fishman Ventures II, LLC are Shai Saul, Michael Elias and Tamir Fishman & Co. Ltd. Eldad Tamir and Danny Fishman are Co-Presidents and Co-Chief Executive Officers of Tamir Fishman & Co. Ltd. and, by virtue of their positions, may be deemed to be beneficial owners of the securities held thereby. Each of the foregoing entities and individuals disclaims beneficial ownership of these securities except to the extent of its or his pecuniary interest therein. The address of the Tamir Fishman entities and the foregoing individuals is 21 Haarbaa, Tel Aviv 64739 Israel.

(4)
Consists of 2,331,593 shares held by the Tamir Fishman Ventures and options to purchase 25,000 shares held by Shai Saul. Mr. Saul is a managing partner of Tamir Fishman and, by virtue of his position, may be deemed to have voting and investment power, and thus beneficial ownership, with respect to the shares held by the Tamir Fishman Ventures.  Mr. Saul disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(5)
Based on a Schedule 13G/A filed on March 30, 2009. Consists of 2,227,428 shares held by Zohar Zisapel and 64,891 shares held by Lomsha Ltd., an Israeli company controlled by Zohar Zisapel. The address of Mr. Zisapel and Lomsha Ltd. is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

(6)	Based on a Schedule 13G filed on February 16, 2010. The address of Diker Management, LLC is 745 Fifth Avenue, Suite 1409, New York, New York 10151.
(7)
Based on a Schedule 13G/A filed on February 4, 2010 and the Company’s best knowledge. Consists of 61,548 ordinary shares held jointly by Yigal Jacoby and his wife, Anat Jacoby. Also consists of a right held by Mr. Jacoby to purchase 246,479 shares currently held by a trustee. Also consists of 835,410 shares held by Odem Rotem Holdings Ltd., a company wholly-owned and controlled by Mr. Jacoby, and an option to purchase 254,735 shares held by Odem Rotem Holdings. The address of Mr. Jacoby is 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 45240, Israel. The address of Odem Rotem Holdings Ltd. and Anat Jacoby is 9 Nordau Street, Rannana, Israel.

MATTERS SUBMITTED TO SHAREHOLDERS

PROPOSAL 1

REELECTION OF A CLASS I DIRECTOR

Background

Following the Annual Meeting, assuming the election of the Class I director under this PROPOSAL 1, our Board shall consist of seven directors. Our Articles of Association provide that we may have up to nine directors.

Under our Articles of Association, our directors (other than our Outside Directors) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board (other than our Outside Directors). At each annual meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual meeting following such election or reelection, such that each year the term of office of one class of directors expires.

The term of our Class I director, Shraga Katz, expires at this Annual Meeting.  Our Class II directors, consisting of Dr. Eyal Kishon and Shai Saul, will hold office until the annual meeting of our shareholders in 2011. Our Class III directors, consisting of Rami Hadar and Yigal Jacoby, will hold office until the annual meeting of our shareholders in 2012. In addition, we have two Outside Directors who serve on the Board for fixed 3-year periods in accordance with the Israeli Companies Law-1999 (the “Israeli Companies Law”).

Shraga Katz, who is currently our Chairman, is proposed for reelection by the shareholders. If reelected at the Annual Meeting, the above named nominee will serve until the 2013 annual meeting of our shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with our Articles of Association and the Israeli Companies Law. The above named nominee has advised the Company that he is willing to continue serving as a director if reelected, that he has the qualifications, and time required for the performance of his duties as a director and that there are no legal restrictions preventing him from assuming such office.

Shraga Katz has served as the Chairman of our Board since 2008. Mr. Katz is a Venture Partner of Magma Venture Partners, a venture capital firm specializing in early-stage investments in communication, semiconductors, internet and media. Mr. Katz has over 30 years of experience in the technology sector and has specialized for over 20 years in the communications industry. In 1996, Mr. Katz founded Ceragon Networks Ltd. (NASDAQ: CRNT), a global provider of high capacity wireless networking solutions for mobile and fixed operators and private networks, and served as its President and Chief Executive Officer until mid 2005. Prior to founding Ceragon, Mr. Katz served in the Israeli Defense Forces for 17 years. Mr. Katz was head of the Electronic Research and Development Department of the Israeli Ministry of Defense. Mr. Katz is a two-time winner of the Israel Defense Award, Israel’s most prestigious recognition for research and development. Mr. Katz holds a B.Sc. from the Technion - Israel Institute of Technology and an M.B.A. from Tel Aviv University.

Proposed Resolution

You are requested to adopt the following resolution:

“1.           RESOLVED, that Shraga Katz be reelected as a Class I director, to serve until the 2013 annual meeting of shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law”.

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

PROPOSAL 2

COMPENSATION OF SHRAGA KATZ

Background

Under the Israeli Companies Law, arrangements regarding the compensation of a director of a public company require the prior approval of the Company’s audit committee, board of directors and shareholders, in that order. The compensation described below has previously been approved by the Company’s compensation committee, audit committee and the Board, and now requires approval by the Company’s shareholders.

Further to the approval of the compensation committee and audit committee, the Board proposes to amend the compensation plan of Shraga Katz, in his capacity as the Chairperson of the Board, as follows (the “Chairman Recommended Compensation Plan”):

•
an increase in the annual compensation, in addition to social benefits and reimbursement of any and all reasonable business expenses, by NIS 90,000, from NIS 180,000 to NIS 270,000 (approximately $72,000), to be paid in equal monthly installments; and

•
a grant of options to purchase 60,000 ordinary shares of the Company with an exercise price equal to the closing sale price of the Company’s ordinary shares as quoted on the NASDAQ Global Market on the date of grant, vesting over a period of three years, with 1/12 of the options vesting at the end of each three-month period from the date of their grant (which shall be the first trading day after the date of approval of the grant by the Annual Meeting), with the vesting of said options accelerated upon certain mergers and acquisitions involving the Company.

Proposed Resolution

You are requested to adopt the following resolution:

“2.           RESOLVED, that the Chairman Recommended Compensation Plan for Shraga Katz, is hereby approved.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

PROPOSAL 3

COMPENSATION OF OTHER DIRECTORS

Background

Further to the approval of the compensation committee and audit committee and the Board, shareholders will be asked to approve a compensation for each of Eyal Kishon and Shai Saul, our Class II directors, and Yigal Jacoby, our Class III director, in their capacity as members of our Board. It is proposed that each of them shall receive an annual cash compensation of NIS 45,000 (approximately $12,000) and a per meeting attendance fee of NIS 3,750 (approximately $1,000), both of which will be subject to linkage to the Israeli Consumer Price Index (the “Director Recommended Compensation”).

Yigal Jacoby, a Class III director, is employed by the Company under the terms of an employment agreement entered into between Mr. Jacoby and the Company on October 26, 2006, as amended (the “Existing Employment Agreement”). The Existing Employment Agreement governs the provision of management and consulting services by Mr. Jacoby with respect to our strategy, long-term vision and key objectives. Under the terms of the Existing Employment Agreement, Mr. Jacoby is required to devote 12.5% of his time to his position with us and he is entitled, in addition to social benefits and reimbursement of any and all reasonable business expenses, to monthly compensation of NIS 7,500 (approximately $2,000).

Yigal Jacoby and the Company decided to terminate the Existing Employment Agreement, effective as of the date of this Annual Meeting. A Non-competition Agreement entered between Mr. Jacoby and the Company will remain effective for so long as Mr. Jacoby is a member of the Board.

Proposed Resolution

You are requested to adopt the following resolution:

“3.           RESOLVED, that the Director Recommended Compensation for each of Eyal Kishon, Shai Saul and Yigal Jacoby, is hereby approved.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

PROPOSAL 4

GRANT OF OPTIONS TO YIGAL JACOBY

Background

At the Annual Meeting, further to the approval of the compensation committee, audit committee and our Board, shareholders will be asked to approve a grant to Yigal Jacoby, our Class III director, of options to purchase 15,000 ordinary shares of the Company with an exercise price equal to the closing sale price of the Company’s ordinary shares as quoted on the NASDAQ Global Market on the date of grant, vesting over a period of three years, with 1/12 of the options vesting at the end of each 3-month period from the date of their grant (which shall be the first trading day after the date of approval of the grant by the Annual Meeting), with the vesting of said options accelerated upon certain mergers and acquisitions involving the Company.

Proposed Resolution

You are requested to approve the following resolution:

“4.           RESOLVED, that the grant to Yigal Jacoby, the Company’s Class III director, of options to purchase 15,000 ordinary shares of the Company, as approved by the Company’s compensation committee, audit committee and board of directors and presented to the shareholders at the Annual Meeting, is hereby approved.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Annual Meeting in person or by proxy and voted therein (excluding abstentions), is necessary to approve the resolution set forth above.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

PROPOSAL 5

REAPPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Background

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, was our independent registered public accounting firm for the fiscal year ended December 31, 2009. At the Annual Meeting, shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm for the year ending December 31, 2010 and until the next annual meeting of shareholders and to authorize the Board, upon the recommendation of the audit committee, to fix the remuneration of the independent registered public accounting firm in accordance with the volume and nature of its services.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee pre-approves audit and non-audit services rendered by our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, and its affiliates. This pre-approval is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year ended December, 31,
	2008	2009
	(in thousands of U.S. dollars)
Audit Fees(1)	$139	$127
Audit-Related Fees(2)	40	-
Tax Fees(3)	35	42
Other Fees(4)	49	31
Total	$263	$200

(1)
”Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit for 2008 and 2009, certain procedures regarding our quarterly financial results submitted on Form 6-K and consultation concerning financial accounting and reporting standards.

(2)	“Audit-Related fees” include fees for the performance of due diligence investigations.
(3)	“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.
(4)	“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives.

Proposed Resolution

You are requested to adopt the following resolution:

“5.           RESOLVED, that the reappointment of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2010 and until the next annual meeting of shareholders be approved, and that the Board, upon recommendation of the audit committee, be authorized to fix the remuneration of said independent registered public accounting firm in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The aggregate compensation paid to, or accrued on behalf of, our directors and executive officers as a group during 2009 was approximately $2 million in salaries, fees, bonuses, commissions and directors’ fees, and approximately $95,000 in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts expended for automobiles made available to our officers, business travel and other expenses, including dues for professional and business associations, and other benefits commonly reimbursed or paid by companies in Israel.

During 2009, our directors and executive officers received, in the aggregate, options to purchase 372,748 ordinary shares under our equity based compensation plans, of which 157,748 options were granted as part of a stock option trade-in program in exchange for the participants’ agreement to cancel underwater options that were previously granted to them. These options have a weighted average exercise price of approximately $3.52 and the options will expire ten years after the date the options were granted. As of October 1, 2010, our directors and executive officers held options to purchase an aggregate of 2,128,004 ordinary shares issuable pursuant to exercise of such options.

AUDIT COMMITTEE REPORT

The audit committee is comprised solely of independent directors, as defined by the rules of the SEC and the NASDAQ Stock Market, and operates under a written charter which is available on the Company’s website.

The audit committee includes at least one independent director who is determined by the Board to meet the qualifications of an “audit committee financial expert” in accordance with SEC rules.  Nurit Benjamini is the independent director who has been determined to be an audit committee financial expert.  Shareholders should understand that this designation is an SEC disclosure requirement related to Ms. Benjamini’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Ms. Benjamini any duties, obligations or liability that are greater than are generally imposed on her as a member of the audit committee and the Board, and her designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the audit committee or the Board.

The primary focus of the audit committee is to assist the Board in its general oversight of the Company’s financial reporting, internal controls and audit function.  Management has the primary responsibility for preparation, presentation and integrity of the Company’s financial statements, accounting and financial reporting principles, internal controls and procedures designed to ensure compliance with applicable accounting standards, and applicable laws and regulations. The Company’s independent registered public accounting firm is responsible for performing an audit of the consolidated financial statements in accordance with generally accepted auditing standards in the United States.  Members of the audit committee are not auditors, and their functions are not intended to duplicate or certify the activities of management and the independent registered public accounting firm, nor can the audit committee certify that the independent registered public accounting firm is “independent” under applicable rules.

In this context, the audit committee has met and held discussions with management, the Company’s internal auditor and the independent registered public accounting firm. Management represented to the audit committee that the audited financial statements of the Company included in the Company’s annual report to shareholders for the fiscal year ended December 31, 2009, were prepared in accordance with generally accepted accounting principles in the United States, and the audit committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm.

The audit committee received the written disclosures and the letter from the independent auditor required by the Independence Standards Board Standard No. 1 and discussed with the independent auditor its independence under that standard. The audit committee also discussed with the independent auditor the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (Communications with Audit Committees). The audit committee also considered the compatibility of the independent auditor’s non-audit services with the standards for auditors’ independence. The audit committee discussed with the independent auditor the overall scope and plans for their audit.

Based on the reviews and discussions referred to above, the audit committee recommended to the Board, and the Board approved, that the audited consolidated financial statements be included in the annual report on Form 20-F for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission. The audit committee has recommended (which recommendation was adopted by the Board) the selection of the Company’s independent registered public accounting firm, subject to shareholder approval.

Submitted by the audit committee of the Board:

Nurit Benjamini
Dr. Eyal Kishon
Steven D. Levy

REPORT OF THE BOARD OF DIRECTORS

At the Annual Meeting, the Board will provide a management report which will include a discussion of the Company’s consolidated financial statements for the fiscal year ended December 31, 2009.

PROPOSALS OF SHAREHOLDERS

Any shareholder of the Company who intends to present a proposal at the 2010 Annual Meeting of shareholders must satisfy the requirements of the Israeli Companies Law in order to have a proposal presented at the Annual Meeting. Under the Israeli Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of the Company’s outstanding voting rights are entitled to request that the Board includes a proposal, in a future shareholders meeting, provided that such proposal is appropriate to be discussed in such meeting.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Annual Meeting other than those mentioned in the attached Company’s Notice of Annual Meeting of Shareholders.  If any other matters do properly come before the Annual Meeting, it is intended that Shraga Katz, Rami Hadar and Nachum Falek, or any of them, the persons named as proxies, will vote, pursuant to their discretionary authority, according to their best judgment, in the interest of the Company.

MAILING OF PROXY STATEMENT; EXPENSES; SOLICITATION

The Company expects to mail this proxy statement and the enclosed form of proxy to shareholders on or about October 6, 2010. All expenses of this solicitation will be borne by the Company.  In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, may solicit proxies by telephone, in person, or by other means.  Such directors, officers and employees will not receive additional compensation for such solicitation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

ADDITIONAL INFORMATION

 The Company’s annual report for the fiscal year ended December 31, 2009, filed on Form 20-F with the SEC on April 8, 2010, is available for viewing and download on the SEC’s website at www.sec.gov  as well as under the Investors section of Allot’s website at www.allot.com. In addition, the Company has filed a number of press releases on Form 6-K, including in respect of its quarterly results of operations for the quarters ended March 31, 2010 and June 30, 2010. Shareholders may obtain a copy of these documents without charge at www.allot.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC.  The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.  The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov.  As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to, there proxy rules.

By Order of the Board of Directors, /s/ Shraga Katz Shraga Katz Chairman of the Board of Directors

Hod Hasharon, Israel
Date:  October 6, 2010

PROXY
ALLOT COMMUNICATIONS LTD.
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD NOVEMBER 10, 2010
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Shraga Katz, Rami Hadar and Nachum Falek, and each or any of them, proxies of the undersigned, with full power of substitution to vote all of the shares of Allot Communications Ltd., an Israeli company (the "Company"), which the undersigned may be entitled to vote at the Annual Meeting of shareholders of the Company to be held at the offices of the Company at 22 Hanagar Street, Neve Ne'eman Industrial Zone B, Hod Hasharon, Israel, on Wednesday, November 10, 2010, at 5:00 p.m. local time or at any adjournment or postponement thereof, as shown on the voting side of this card.

(Continued and to be signed on the reverse side.)

ANNUAL MEETING OF SHAREHOLDERS OF

ALLOT COMMUNICATIONS LTD.

November 10, 2010

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, Proxy Card
are available at www.allot.com

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
			FOR	AGAINST	ABSTAIN
	1.	TO REELECT SHRAGA KATZ AS A CLASS I DIRECTOR TO SERVE FOR A THREE-YEAR TERM IN ACCORDANCE WITH THE COMPANY'S ARTICLES OF ASSOCIATION.	☐	☐	☐

	2.	TO APPROVE AN AMENDMENT TO THE COMPENSATION PLAN OF SHRAGA KATZ.	☐	☐	☐

	3.	TO APPROVE AN ANNUAL FEE AND A PER MEETING ATTENDANCE FEE TO BE PAID TO EACH OF EYAL KISHON, SHAI SAUL AND YIGAL JACOBY.	☐	☐	☐

	4.	TO APPROVE THE GRANT OF STOCK OPTIONS TO YIGAL JACOBY.	☐	☐	☐

5.
TO APPROVE THE REAPPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG GLOBAL, AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010 AND UNTIL THE 2011 ANNUAL MEETING OF SHAREHOLDERS AND TO AUTHORIZE THE BOARD OF DIRECTORS, UPON RECOMMENDATION OF THE AUDIT COMMITTEE, TO FIX THE REMUNERATION OF SAID INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.
			☐	☐	☐

The proxy will be voted as specified. If a choice is not specified, this proxy will be voted "FOR" all proposals and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all adjournments thereof.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.